FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934
                           Report of Foreign Issuer


                               17 September 2007

                               File no. 0-17630

                                 Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.






Enclosure: Acquisition


17 September 2007



CRH ANNOUNCES NEGOTIATIONS WITH CEMEX WHICH MAY LEAD TO

THE PURCHASE OF CERTAIN ASSETS IN THE UNITED STATES AND EUROPE



CRH plc, the international building materials group, announces that it is in negotiations with CEMEX S.A.B. de C.V. (Cemex) that may lead to the acquisition of certain Cemex assets located in the United States and in Europe. The completion of any transaction would be subject to satisfactory due diligence, the approval of the respective Boards of Directors and the granting of the required regulatory approvals (including the U.S. Department of Justice and other antitrust authorities).


The assets under negotiation include those operations in Florida and Arizona that the U.S. Department of Justice has required Cemex to divest as a result of the acquisition of Rinker. In addition CRH is in negotiations to acquire from Cemex some or all of the following Cemex assets in the United States: Cemex's concrete pipe business; all the company's materials and products operations in the Pacific Northwest, Utah, Wyoming, Nebraska, New Mexico, and El Paso, TX; the aggregates operations in Kentucky; Cemex's cement plants in Wampum, PA and Fairborn, OH; and its gypsum wallboard distribution business in Florida. In Europe the assets under negotiation include the San Feliu cement plant in Catalonia in Spain and Cemex's readymixed concrete and aggregates assets in Austria and Hungary.



Given the mix of Cemex and Rinker assets, and the fact that Cemex's acquisition of Rinker has only recently been completed, detailed combined financial information on a consistent basis is not yet available. Depending on the scale of businesses included in any potential deal, and the outcome of due diligence, a transaction size in the range of US$3.5 billion and US$4.5 billion (euro 2.5 billion to euro 3.2 billion) is possible. CRH has sufficient balance sheet capacity to debt-finance any transaction that might take place.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller





CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  17 September 2007


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director